SPERRY YOUNG & STOECKLEIN

                                                  Telephone (702) 794-2590
                                                  Facsimile (702) 794-0744
    DONALD J. STOECKLEIN
     ATTORNEY AT LAW
Practice Limited to Federal Securities
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     1850 E. Flamingo Rd. Suite 111, Las Vegas, Nevada 89119



                             September 20, 2000

Mr. Richard K. Wulff
Office of Small Business Policy
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business Review
450 5th Street, N.W.- Room 3112
Washington, D.C. 20549

     RE: NOTHING CORP - FILE NO. 029399 - FORM 10SB

Dear Mr. Wulff:

     In response to your comments to our filing of August 11, 2000 we are providing the following information:

Business Development

      Paragraph 1 - Please see Paragraph 1 of the section entitled "Business Development". It has been modified and clearly states the history and organization of the Company and also identifies Anthony DeMint as the sole officer, director and stockholder receiving 5,000,000 shares for services. Services include but are not limited to Incorporating the Company, founding stockholder, assisted in the preparation of corporate and SEC filings and seeking merger or acquisition candidates.

Item 2. Plan of Operation.

      Paragraph  1  -  Please see revised Paragraph 1 of  Item  2.  Plan  of
Operation.

      Paragraph 2 - Please see Paragraph 3 as to Sperry Young & Stoecklein's relationship to the Company. As to Donald J. Stoecklein role and/or purpose as resident agent pursuant to Nevada's Revised Statutes 78.010 Definitions; "Resident Agent" means the agent appointed by the corporation upon whom process or a notice or demand authorized by law to be served upon the corporation may be served. A copy of NRS 78.010 is enclosed. Mr. Stoecklein is or has been resident agent for numerous corporations, limited liability companies, and limited partnerships which are unrelated to the issuer.

      Paragraph 3 - Our management has entered into a verbal agreement with the firm of Sperry Young & Stoecklein, to supervise the search for target companies as potential candidates for a business combination. Sperry Young & Stoecklein, will receive fees in consideration of its verbal agreement to provide such services. However such fees cannot be determined at this time as the magnitude of the services has not been established, and is not likely to be established until the time of a merger and/or acquisition if at all. Sperry Young & Stoecklein will pay as its own expenses any costs it incurs in supervising the search for a target company. Sperry Young & Stoecklein is not authorized to enter into any agreement binding us, which can only be done by action of our officer, director and stockholder, as may be required. The verbal agreement with Sperry Young & Stoecklein is terminable at will. Sperry Young & Stoecklein is an affiliate of our management.

General Business Plan

     Paragraph 1 - Mr. DeMint is a Director of the Securities Law Institute. Sperry Young & Stoecklein through Donald J. Stoecklein, Esq. provides legal services to the Securities Law Institute. The Securities Law Institute leases office space from Sperry Young & Stoecklein. Donald J. Stoecklein is also a Director of the Securities Law Institute.

Acquisition of Opportunities

      Paragraph  1  -  Please  see revised Paragraph  8  of  Acquisition  of
Opportunity

Item 5. Directors, Executive Officers, Promoters and Control Persons

      Mr. Stoecklein is the Resident Agent (Please refer to NRS 78.010 Definitions; "Resident Agent" means the agent appointed by the corporation upon whom process or a notice or demand authorized by law to be served upon the corporation may be served.)

     As set forth in Paragraph 1 of "Business Development", the Company was initally incorporated on April 1, 1999 as Titanic Music, Inc. in anticipation of being the entity which would own certain music rights for a themed hotel and casino in Las Vegas, Nevada. Mr. Stoecklein filed the corporate articles and was shown as the incorporator, sole officer and dirctor as a means of expediting the corporate filing. When the corporation was not required for the intended purpose Mr. DeMint utilezed the corporate vehicle as a "Blank Check". Mr. Stoecklein has never owned shares in the corporation and has no management position.

      In reference to the same mailing address, Mr. DeMint provides offices for certain Blank Check companies, in an effort to reduce costs for those companies. Mr. DeMint's office is provided by the Securities Law Institute, which is subleased from Sperry Young and Stoecklein. Mr. Stoecklein is the resident agent of numerous corporations for both public and private companies.

Item 7 Certain Relationships and Related Transactions.

     Paragraph 1 - Mr. Stoecklein is the Resident Agent (Please refer to NRS
78.010 Definitions; "Resident Agent" means the agent appointed by the corporation upon whom process or a notice or demand authorized by law to be served upon the corporation may be served.), and is not and has never been an officer, director, stockholder or incorporator of this Company. (Please see copy of Articles of Incorporation attached)

Paragraph 2 - We removed the third paragraph of this section and refer you to Paragraph 7 of Acquisition of Opportunities where it states "Management has orally agreed that it will advance to us any additional funds, which we need for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment."

In addition to the above, the Company has amended the tables under Previous and Current Blank Check Companies to bring current the information contained therein.

We are forwarding, concurrent with the filing of an Amended 10SB, a redlined copy of the filing to expedite your review. Please advise if we can provide any further assistance in this filing.

Yours truly,

/s/ Donald Stoecklein
Donald J. Stoecklein

ccDeMint